Exhibit 99.1

Stevanato Group Reports Second Quarter 2022 Financial Results

- Raises Fiscal 2022 Guidance -

PIOMBINO DESE, Italy – August 04, 2022 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the second quarter of 2022.

Second Quarter 2022 Highlights (compared to the same period last year)

•
Second quarter revenue increased 15% to €234.2 million,
•
Diluted earnings per share of €0.12 and adjusted diluted earnings per share of €0.12,
•
Adjusted EBITDA totaled €61.8 million with an adjusted EBITDA margin of 26.4%,
•
Backlog increased 37% to approximately €1.01 billion,
•
Revenue from high value solutions increased to approximately 30% of total revenue, and
•
The Company is raising its full year guidance.

Second quarter results

Revenue for the second quarter of 2022 increased 15% to €234.2 million (approximately 11% on a constant currency basis), compared to the same period last year, driven by growth in both the Biopharmaceutical and Diagnostic Solutions, and Engineering Segments, as well as favorable foreign currency translation. Revenue contributions from more accretive, high value solutions increased 46% and represented 30% of total revenue for the second quarter of 2022, compared to 24% for the second quarter of last year. In the second quarter of 2022, revenue related to COVID-19 decreased to approximately 9%, compared to approximately 15% for the same period last year, and was offset by strong demand in the core business.

For the second quarter of 2022, gross profit margin increased to 31.8%, compared to the same period last year, and benefitted from a higher mix of high value solutions in the Biopharmaceutical and Diagnostics Segment and improved gross profit margins in the Engineering Segment.

Operating profit margin for the second quarter of 2022 was 18.7% (19.6% on an adjusted basis). For the second quarter of 2022, the Company recorded approximately €6.0 million in other income for a contract modification which reflects a decrease in COVID-19 related business. We believe that the modification represents a fair and equitable arrangement to support the changing needs of our customer, and reflects changes in revenue, lost production time, costs incurred, and the process to reallocate capacity. Year-over-year, G&A expenses increased mostly due to a one-time benefit in the second quarter of last year for the termination of an equity incentive plan, as well as increased costs to support the growth of the business and costs associated with the Company's status as a public company.

Second quarter net profit totaled €30.6 million, or €0.12 of diluted earnings per share, while adjusted net profit was €31.9 million or €0.12 of adjusted diluted earnings per share. For the second quarter, adjusted EBITDA totaled €61.8 million with an adjusted EBITDA margin of 26.4%.

Franco Moro, Chief Executive Officer, stated, “We are raising our fiscal year 2022 guidance in an environment with robust demand, attractive end markets, and durable, secular multi-year macro drivers including pharmaceutical innovation and the growth in biologics. We are making meaningful progress on our four strategic and operational priorities of growing our global footprint, increasing the mix of accretive high value solutions, investing in R&D, and building a multi-year pipeline of opportunities. These priorities are designed to drive sustainable organic growth, expand margins and build long-term shareholder value."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)

For the second quarter of 2022 and compared to the prior year, BDS Segment revenue (external customer sales) grew 8% to €188.6 million (approximately 3% on a constant currency basis), and was partially offset by lower revenue contributions from COVID-19. Revenue growth was driven by a 46% increase in high value solutions which reached a record €70.1 million in the second quarter of 2022 and represented approximately 37% of segment revenue. Revenue from other containment and delivery solutions decreased 6% to €118.5 million.

Year-over-year margin expansion was driven by strong contributions from more accretive high value solutions, resulting in a gross profit margin* of 33.7% and an operating profit margin* of 23.6% for the second quarter of 2022.

Engineering Segment

In the second quarter of 2022, the Engineering Segment delivered another solid quarter of financial results and revenue increased 57% to €45.6 million (external customer sales) compared to last year, driven by growth in all business lines. The increase in inter-segment revenue was due to the Company's ongoing capacity expansion efforts under its strategic plan.

For the second quarter of 2022, gross profit margin* increased to 22.3% and operating profit margin* improved to 15.5%, compared to the same period last year, driven by contributions from more accretive projects and after-sales activities, as well as ongoing business optimization efforts.

Balance Sheet and Cash Flow

As of June 30, the Company had a positive net financial position of €109.4 million and cash and cash equivalents totaled €314.9 million.

For the second quarter of 2022, cash generated from operating activities was €42.2 million which reflects increased working capital needs to drive sustainable growth and higher levels of inventory to address business needs and mitigate supply chain risk in the current environment. As expected, capital expenditures in the second quarter of 2022 increased to €77.5 million as progress advanced on the Company's global expansion amid favorable demand. For the three months ended June 30, 2022, free cash flow was negative €33.7 million mostly due to increased capital expenditures in growth platforms.

Order Intake and Backlog

For the second quarter of 2022, order intake was approximately €252 million. The Company ended the second quarter with a committed backlog of approximately €1.01 billion, an increase of approximately 37% compared to €739.0 million for the second quarter of 2021.

*Calculated including intersegment transactions

Raising Full Year 2022 Guidance

The Company is raising its full year guidance which assumes (1) revenue contributions from COVID-19 of approximately 10% of full year 2022 revenue, a decrease from the Company’s prior estimate in the low teens. This decrease is being offset by strong demand in the core business, (2) favorable currency effects, (3) an improved outlook in the Engineering Segment, and (4) the effects of inflation. As a result, the Company now expects:

•
Revenue in the range of €955 million to €965 million, up from €935 million to €945 million;
•
Adjusted diluted EPS in the range of €0.51 to €0.53, compared to its prior guidance of €0.49 to €0.51 (assuming weighted average shares outstanding of 264.7 million); and
•
Adjusted EBITDA in the range of €253.3 million to €258.3 million, up from €248 million to €253 million.

"Following the one-year anniversary of our IPO, we have met or exceeded our financial targets while advancing our long-term strategic goals," said Franco Stevanato, Executive Chairman of Stevanato Group. "We are making meaningful progress on our global expansion initiatives in the U.S., China and Italy, while at the same time we are creating a network of partnerships to broaden our product portfolio. Our agreement with BARDA underpins the strength of our offering in North America, where we aim to capitalize on the growing biologics market and the upcoming wave of biosimilars."

Conference Call

The Company will host a conference call to discuss the financial results at 8:30 a.m. Eastern Time (14:30 Central European Time) on Thursday, August 4 2022. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the slide presentation, please visit the “Financial Results” page, under the Financial Information tab of the Company's Investor Relations section of its website.

Preregistration: Participants who preregister will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Preregister for the conference call using the following link: http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link:

https://87399.choruscall.eu/links/stevanato220804.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy	+39 02 802 09 11
UK	+44 1 212818004
USA:	+1 718 7058796
USA Toll Free:	+1 855 2656958

Replay:

The webcast will be archived for three months on our investor relations website at:

https://ir.stevanatogroup.com/financial-results

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients. For more information, please visit www.stevanatogroup.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”). These forward-looking statements include, or may include, words such as “expects”, “confidence”, “poised to”, “will”, “future”, “remains”, “assuming”, “plan”, and other similar terminology. Forward-looking statements contained in this press release include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to COVID-19 and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus may negatively impact our ability to source gas at commercially reasonable terms or at all and could have a material adverse effect on our operations; (ix) significant interruptions in our operations could harm our business, financial condition and results of operations; (x) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, if the need for COVID-19 related solutions declines; (xi) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; and (xvi) Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our Annual Report on Form 20-F/A for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 5, 2022.

Contacts:

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

# # #

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months				For the six months
	ended June 30,				ended June 30,
	2022	%	2021	%	2022	%	2021	%

Revenue	234.2	100.0%	204.0	100.0%	446.3	100.0%	396.8	100.0%
Costs of sales	159.7	68.2%	140.3	68.8%	304.3	68.2%	267.7	67.5%
Gross Profit	74.6	31.8%	63.7	31.2%	142.0	31.8%	129.1	32.5%
Other operating Income	7.1	3.0%	2.3	1.1%	8.7	1.9%	5.5	1.4%
Selling and Marketing Expenses	7.0	3.0%	5.4	2.6%	11.9	2.7%	11.3	2.8%
Research and Development Expenses	8.5	3.6%	6.9	3.4%	16.2	3.6%	12.7	3.2%
General and Administrative Expenses	22.3	9.5%	6.0	2.9%	40.8	9.1%	20.0	5.0%
Operating Profit	43.9	18.7%	47.6	23.3%	81.8	18.3%	90.5	22.8%
Finance Income	7.5	3.2%	2.3	1.1%	10.5	2.4%	4.3	1.1%
Finance Expense	9.9	4.2%	2.4	1.2%	14.5	3.2%	5.7	1.4%
Share of Profit of an Associate	—	0.0%	0.4	0.2%	—	0.0%	0.4	0.1%
Profit Before Tax	41.5	17.7%	47.9	23.5%	77.8	17.4%	89.6	22.6%
Income Taxes	10.9	4.7%	13.4	6.6%	19.4	4.3%	18.6	4.7%
Net Profit	30.6	13.0%	34.5	16.9%	58.4	13.1%	71.0	17.9%
Earnings per share
Basic earnings per common share	0.12		0.14		0.22		0.29
Diluted earnings per common share	0.12		0.14		0.22		0.29

Average common shares outstanding	264.7		241.0		264.7		240.8
Average shares assuming dilution	264.7		241.0		264.7		240.8

Reported Segment Information

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	188.6	45.6	—	234.2
Inter-Segment	0.3	27.7	(28.0)	—
Revenue	188.9	73.3	(28.0)	234.2

Gross Profit	63.6	16.3	(5.4)	74.6
Gross Profit Margin	33.7%	22.3%	19.3%	31.8%

Operating Profit	44.6	11.4	(12.1)	43.9
Operating Profit Margin	23.6%	15.5%	43.2%	18.7%

	For the three months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	174.8	29.1	—	204.0
Inter-Segment	0.3	13.9	(14.2)	—
Revenue	175.1	43.0	(14.2)	204.0

Gross Profit	57.5	7.8	(1.6)	63.7
Gross Profit Margin	32.9%	18.1%	11.3%	31.2%

Operating Profit	39.5	3.4	4.7	47.6
Operating Profit Margin	22.6%	7.9%	-33.1%	23.3%

	For the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	361.0	85.3	—	446.3
Inter-Segment	0.6	51.2	(51.8)	—
Revenue	361.6	136.5	(51.8)	446.3

Gross Profit	120.4	29.8	(8.2)	142.0
Gross Profit Margin	33.3%	21.8%		31.8%

Operating Profit	80.3	20.1	(18.6)	81.8
Operating Profit Margin	22.2%	14.7%		18.3%

	For the six months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	335.4	61.4	—	396.8
Inter-Segment	0.5	21.6	(22.1)	—
Revenue	335.9	83.0	(22.1)	396.8

Gross Profit	114.8	16.5	(2.2)	129.1
Gross Profit Margin	34.2%	19.9%		32.5%

Operating Profit	79.9	7.8	2.9	90.5
Operating Profit Margin	23.8%	9.4%		22.8%

Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Cash flow from operating activities	42.2	54.1	47.4	60.0
Cash flow used in investing activities	(76.2)	(24.3)	(130.9)	(46.7)
Cash flow from/ (used in) financing activities	(19.1)	(10.0)	(16.0)	(29.8)
Net change in cash and cash equivalents	(53.1)	19.8	(99.5)	(16.6)

Non-GAAP Financial Information

This press release contains non-GAAP measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, and Free Cash Flow, CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended June 30, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	188.6	45.6
Effect of changes in currency translation rates	(8.7)	(0.0)
Organic Revenue (Non-IFRS GAAP)	179.9	45.6

Six months ended June 30, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	361.0	85.3
Effect of changes in currency translation rates	(11.7)	(0.0)
Organic Revenue (Non-IFRS GAAP)	349.3	85.3

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021	%	2022	2021	%
Net Profit	30.6	34.5	(11.3)%	58.4	71.0	(17.7)%
Income Taxes	10.9	13.4	(18.7)%	19.4	18.6	4.3%
Finance Income	(7.5)	(2.3)	226.1%	(10.5)	(4.3)	144.2%
Finance Expenses	9.9	2.4	312.5%	14.5	5.7	154.4%
Share of profit of an associate	—	(0.4)	(100.0)%	—	(0.4)	(100.0)%
Operating Profit	43.9	47.6	(7.8)%	81.8	90.5	(9.6)%
Depreciation and Amortization	15.9	13.4	18.7%	31.1	26.4	17.8%
EBITDA	59.8	61.0	(2.0)%	112.9	116.9	(3.4)%

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	59.8	43.9	10.9	30.6	0.12
Adjusting items:
Start-up costs new plants (1)	2.0	2.0	0.7	1.3	0.00
Adjusted	61.8	45.9	11.6	31.9	0.12
Adjusted Margin	26.4%	19.6%	—	—	—

Three months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	61.0	47.6	13.4	34.5	0.14
Adjusting items:
Restructuring and related charges (2)	0.7	0.7	0.2	0.5	0.00
Incentive Plans Settlement (3)	(7.8)	(7.8)	(4.0)	(3.8)	(0.02)
IPO costs reversed (booked as at March 31, 2021) (4)	(1.5)	(1.5)	(0.4)	(1.1)	(0.00)
Adjusted	52.4	39.0	9.2	30.1	0.12
Adjusted Margin	25.7%	19.1%	—	—	—

Six months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	112.9	81.8	19.4	58.4	0.22
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	115.8	84.7	20.2	60.5	0.23
Adjusted Margin	26.0%	19.0%	—	—	—

Six months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	116.9	90.5	18.6	71.0	0.29
Adjusting items:
Restructuring and related charges (2)	1.0	1.0	0.3	0.7	0.00
Incentive Plans Settlement (3)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
Patent Box (5)	—	—	5.5	(5.5)	(0.02)
Adjusted	108.0	81.6	19.6	61.1	0.25
Adjusted Margin	27.2%	20.6%	—	—	—

(1) During the three months and six months ended June 30, 2022, the Group recorded €2.0 million and €2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.

(2) During the three months and six months ended June 30, 2021, the Group recorded €0.7 million and €1.0 million, respectively, in restructuring and related charges for the consolidation of Balda plants in the U.S.

(3) During the three months and six months ended June 30, 2021, the Group recorded €7.8 and €9.9 million, respectively, of general and administrative expenses, as accrual reversal for the early termination of incentive plans concerning a limited number of key managers.

(4) During the three months ended June 30, 2021, the Group recorded €1.5 million consultancy costs relating to our IPO project.

(5) During the six months ended June 30, 2021, the Group reached an agreement with the Italian Tax agency regarding the so-called “Patent box regime”, resulting in a retroactive tax saving for the financial years 2016-2020 amounting to €5.5 million based on our initial estimates.

Capital Employed

(Amounts in € millions)

(Unaudited)

	As of June 30, 2022	As of December 31, 2021

- Goodwill and Other intangible assets	80.7	79.2
- Right of Use assets	21.7	22.7
- Property, plant and equipment	506.0	392.7
- Investments in associate	—	—
- Financial assets - investments FVTPL	0.9	1.1
- Other non-current financial assets	0.9	1.3
- Deferred tax assets	60.6	55.9
Non-current assets	670.8	552.9

- Inventories	192.5	148.9
- Contract assets	86.8	62.1
- Trade receivables	185.6	165.3
- Trade payables	(172.5)	(164.8)
- Advances from customers	(28.1)	(23.6)
- Contract liabilities	(23.0)	(18.8)
Trade working capital	241.3	169.1

- Tax receivables and Other receivables	56.9	51.4
- Tax payables and Other liabilities	(126.9)	(85.3)
Net working capital	171.3	135.3

- Deferred tax liabilities	(21.2)	(19.1)
- Employees benefits	(9.0)	(11.9)
- Provisions	(4.8)	(3.5)
- Other non-current liabilities	(1.8)	(1.8)
Total non-current liabilities and provisions	(36.8)	(36.3)

Capital employed	805.3	651.9

Net cash	109.4	189.8

Equity	(914.7)	(841.7)

Total equity and net cash	(805.3)	(651.9)

Free Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Cash flow from operating activities	42.2	54.1	47.4	60.0
Interest paid	1.0	1.2	1.8	2.3
Interest received	(0.2)	(0.1)	(0.4)	(0.3)
Purchase of property, plant and equipment	(74.0)	(22.4)	(126.7)	(44.1)
Proceeds from sale of property, plant and equipment	0.5	—	0.5	—
Purchase of intangible assets	(3.2)	(1.4)	(5.1)	(2.1)
Free Cash Flow	(33.7)	31.4	(82.5)	15.8

Net Cash

(Amounts in € millions)

(Unaudited)

	As of June 30,	As of December 31,
	2022	2021
Non-current financial liabilities	(175.4)	(202.3)
Current financial liabilities	(60.9)	(46.2)
Other current financial assets	30.9	27.2
Cash and cash equivalents	314.9	411.0
Net Cash	109.4	189.8

CAPEX

(Amounts in € millions)

(Unaudited)

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021		€2022	2021	€
Addition to Property, plant and equipment	74.3	24.9	49.4	126.2	43.3	82.9
Addition to Intangible Assets	3.2	1.4	1.8	5.1	2.1	3.0
CAPEX	77.5	26.3	51.2	131.3	45.4	85.9

Reconciliation of 2022 Updated Guidance Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS
(Amounts in € millions, except per share data) (Unaudited)

	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	246.8 - 251.8	178.8 - 183.8	130.5 - 134.3	0.49 - 0.51
Adjusting items:
Start-up costs New Plants	6.5	6.5	4.8	0.02
Adjusted	253.3 - 258.3	185.3 - 190.3	135.4 - 139.2	0.51 - 0.53